Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated May 19, 2014

JPMorgan Chase 270 Park Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

Release:IMMEDIATE

JPMORGAN CHASE & CO. DECLARES QUARTERLY COUPON ON ALERIAN MLP
INDEX ETN

New York, May 19, 2014 - JPMorgan Chase & Co. announced today the quarterly coupon amount for the Alerian MLP Index ETN (NYSE Arca: AMJ). The table below summarizes the coupon amount for the Alerian MLP Index ETN (the “Notes”).

NYSE	Registered	Declaration	Ex-Date	Record	Payment	Coupon	Current
Arca	Issue Name	Date		Date	Date	Amount1	Yield2
Ticker						per Note
AMJ	Alerian MLP	May 19,	May 27,	May 29,	June 6,	$0.5810	4.70%
	Index ETN	2014	2014	2014	2014

The Notes are subject to a maximum issuance limitation of 129,000,000 Notes, which may cause the Notes to trade at a premium relative to the indicative note value. Investors that pay a premium for the Notes could incur significant losses if that investor sells its notes at a time when some or all of the premium is no longer present.

1) As defined in Amendment No. 6 to Reopening pricing supplement no. 1, dated June 14, 2012 for the Notes.

2) “Current Yield” equals the current Coupon Amount annualized and divided by the closing price of the Notes on May 16, 2014, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.

The Notes are senior, unsecured obligations of JPMorgan Chase & Co.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm and one of the largest banking institutions in the United States of America (U.S.), with operations worldwide; the Firm has $2.5 trillion in assets and $219.7 billion in stockholders' equity. The Firm is a leader in

Questions? Contact: JPMorgan Alerian ETN team, 1-800-576-3529 alerian_etn@jpmorgan.com

J.P. Morgan Chase & Co.
News Release

investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the U.S. and many of the world's most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about J.P. Morgan's capabilities can be found at jpmorgan.com and about Chase's capabilities at chase.com. Information about the Firm is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorganChase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the product supplement and the pricing supplement if you so request by calling toll-free 800-576-3529.

# # #